SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254516) AND EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-268582), FORM S-8 (FILE NO. 333-250930), FORM S-8 (FILE NO. 333-237367), FORM S-8 (FILE NO. 333-231556), FORM S-8 (FILE NO. 333-227335), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV, AND IN THE OFFER TO PURCHASE, DATED OCTOBER 31, 2023, OF ANHEUSER-BUSCH INBEV SA/NV, ANHEUSER-BUSCH INBEV FINANCE INC., ANHEUSER-BUSCH INBEV WORLDWIDE INC. AND ANHEUSER-BUSCH COMPANIES, LLC, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Interim Report for the nine-month period ended 30 September 2023

99.2	Press release issued 31 October 2023 regarding the launch of debt tender offers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV
(Registrant)

Dated: October 31, 2023	By:	/s/ Jan Vandermeersch
		Name:	Jan Vandermeersch
		Title:	Global Legal Director Corporate